                                           EXMOVERE HOLDINGS, INC.

David Bychkov
President and CEO

1600 Tysons Blvd
8th Floor
McLean, VA 22102
(703) 245-8513
(703) 245-3001
david.bychkov.exmovere.com

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

December 16, 2010

RE:   Exmovere Holdings, Inc., File No. 0-52713

Dear Mr. D. Walz:

In response to the Commission’s letter dated December 9, 2010 regarding our 8K filed on December 8, 2010, Exmovere Holdings, Inc. (the “Company”) acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

EXMOVERE HOLDINGS, INC.

By:	/s/ David Bychkov
David Bychkov Chief Executive Officer